BY ELECTRONIC SUBMISSION

August 21, 2006

Kathleen Collins
Accounting Branch Chief
Office of Computers and On-Line Services
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Subject:	Cognos Incorporated
Form 10-K for the Fiscal Year ended February 28, 2006
Filed August 1, 2006
Form 8-K Filed July 31, 2006
File No. 033-72402

Dear Ms. Collins:

Pursuant to the telephone call between Patrick Gilmore and John Huber on August 18, 2006, this confirms the request from Cognos Incorporated (the “Company”) for a two week extension until September 5, 2006 to respond to the comment letter dated August 7, 2006 from Kathleen Collins, Accounting Branch Chief, of the Office of Computers and On-Line Services of the Division of Corporation Finance regarding the above referenced filing. The reason for the request is that the Company is reviewing its policy in light of the comment letter and is drafting disclosure that the Company would propose to include in future filings in response to the comment letter.

Please telephone John Huber at (202) 637-2242 if you have any questions in this regard.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley

Senior Vice President, Finance & Administration
   and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant
Rob C. Scullion, Ernst & Young LLP